

June 19, 2014

Via E-mail
Mr. Keith D. Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive, Fourth Floor
Redwood City, CA 94065

> **Re:** **Equinix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **File No. 000-31293**
> **Filed February 28, 2014**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1. Please tell us why your auditor's report does not include a statement identifying the financial statements that were audited, in accordance with AU Section 508, paragraph .08(b).

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Consolidated Balance Sheets, page F-2

2. Please tell us and disclose why the 'Current portion of mortgage and loans payable' of $53.51 million does not agree with the $449.49 million of debt maturing in 2014, disclosed in the debt maturity table on page F-60.

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

3.   During 2013 you reassessed the estimated period over which revenue related to non-recurring installation fees is recognized and as of April 1, 2013 you used an extended period for revenue recognition prospectively. During the quarter ended September 30, 2013 you determined the change in the recognition period was an error dating back to 2006 and the correction of the cumulative amount of $27.2 million as of December 31, 2012 would be material to 2013 so you revised your previously-issued consolidated financial statements in your 2013 Form 10-K. As part of the correction you also revised your consolidated financial statements for other previously-identified immaterial errors related to recoverable taxes in Brazil, foreign currency embedded derivatives, reclassification of cash flows related to the acquisition of Asia Tone Limited, and errors in depreciation, stock-based compensation and property tax accruals in the U.S. Please address the following:

- Explain how you determined that the change in recognition period was an error instead of change in accounting estimate and the processes and/or controls that identified the error.

- Tell us whether those processes and/or controls were in place during the quarter ended June 30, 2013.

Tell us if you made changes in your internal controls over financial reporting (ICFR) due to any of the errors disclosed, including improvements in controls within the monitoring component.

Note 10. Debt Facilities, Convertible Debt, *3% Convertible Subordinated Notes*, pages F-51 and F-52

4.   Please tell us in detail your basis in the accounting literature for classifying the 3.00% Convertible Subordinated Notes due October 15, 2014 as a non-current liability "due to the Company's expectation that the 3% Convertible Subordinated Notes will be settled in shares of the Company's stock instead of cash."   While we understand you expect the holders of the debt to convert prior to maturity, it is unclear how this expectation equates to an intent and ability *of management* to refinance on a long-term basis prior to the issuance of the balance sheet.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Larry Spirgel
                                Assistant Director